Exhibit 15.1

Independent Auditors´ Consent

We consent to the incorporation by reference in Registration Statements No. 333-205433, 333-205435, 333-205436 and 333-216253 on Form F-3 of our report dated May 5, 2017, relating to the financial statements of Myah Bahr Honaine S.p.a. for the year ended December 31, 2016 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the fact that  the accompanying statement of financial position of Myah Bahr Honaine S.p.a. as of December 31, 2015 and January 1, 2015, and the related statements of income, comprehensive income, changes in equity and cash flows for the periods then ended were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them) appearing in this Amendment No.2 to the Annual Report on Form 20-F of Atlantica Yield plc for the year ended December 31, 2016.

/s/ Deloitte Algérie Sarl

Alger, Algeria

May 15, 2017